AMENDMENT 1
TO
SECOND AMENDED AND RESTATED BYLAWS
OF
MULTIMEDIA GAMES, INC.,

A Texas Corporation

3.14 Election. A nominee for director shall be elected to the Board if the votes cast for such nominee’s election exceed the votes withheld from or cast against such nominee’s election; provided, however, that directors shall be elected by a plurality of the votes cast at any meeting of Shareholders for which (i) the Secretary of the Corporation receives a notice that a Shareholder has nominated a person for election to the Board in compliance with the advance notice requirements for Shareholder nominees for director set forth in Section 3.15 of these Bylaws and (ii) such nomination has not been withdrawn by such Shareholder on or before the tenth day before the Corporation first mails its notice of meeting for such meeting to the Shareholders. If directors are to be elected by a plurality of the votes cast, Shareholders shall not be permitted to vote against a nominee.

3.15 Advance Notice. Shareholder’s notices regarding the election of directors shall set forth as to each person whom the Shareholder proposes to nominate for election or re-election as a director (i) all information relating to such person as would be required to be disclosed in solicitations of proxies for the election of such nominees as directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, (ii) such person’s written consent to serve as a director if elected and (iii) a statement whether such person, if elected, intends to tender, promptly following such person’s election or re-election, an irrevocable resignation effective upon such person’s failure to receive the required vote for re-election at the next meeting at which such person would face re-election and upon acceptance of such resignation by the Board, in accordance with the Corporation’s Board Practice on Director Elections.